UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 3)

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Global-Tech Advanced Innovations Inc.

(Name of the Issuer)

Global-Tech Advanced Innovations Inc.

Timely Star Limited

Timely Merit Limited

John C.K. Sham

Wing Shing Holdings Company Limited

Shun Chi Hui

Jenny Tsai

Estee Sham

(Names of Persons Filing Statement)

Ordinary Shares, par value $0.04 per share

(Title of Class of Securities)

G39320117

(CUSIP Number)

Global-Tech Advanced Innovations Inc. 12/F., Kin Teck Industrial Building 26 Wong Chuk Hang Road Aberdeen, Hong Kong Attention: John C.K. Sham Telephone: (852) 2814-0601

Timely Star Limited

Timely Merit Limited

John C.K. Sham

Wing Shing Holdings Company Limited

Shun Chi Hui

Jenny Tsai

Estee Sham

12/F., Kin Teck Industrial Building

26 Wong Chuk Hang Road

Aberdeen, Hong Kong

Attention: John C.K. Sham

Telephone: (852) 2814-0601

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Ling Huang, Esq.
Denise Shiu, Esq.
Cleary Gottlieb Steen & Hamilton LLP
45th Floor, Fortune Financial Center
5 Dong San Huan Zhong Lu
Chaoyang District, Beijing 100020
People’s Republic of China
(86 10) 5920-1090	Stephen Goldstein, Esq. 494 Eighth Avenue, Suite 1000 New York, NY 10001 The United States of America (1) 646-237-5865

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer

d.	☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$9,092,632.80	$915.63***

* Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment of $8.85 per share merger consideration for 1,012,128 outstanding shares of the issuer subject to the transaction, plus (b) the product of 33,000 shares issuable under all outstanding and unexercised options multiplied by $4.1 per share (which is the difference between the $8.85 per share merger consideration and the exercise price of $4.75 per share) ((a) and (b) together, the “Transaction Valuation”).

** The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2016, was calculated by multiplying the Transaction Valuation by 0.0001007.

*** Previously paid.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

INTRODUCTION

This Amendment No. 3 (this “Final Amendment”) to Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Global-Tech Advanced Innovations Inc., a British Virgin Islands company (the “Company”), the issuer of the ordinary shares, par value $0.04 per share (each, a “Share” and collectively, the “Shares”), that are subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Timely Star Limited, a company with limited liability incorporated under the laws of the British Virgin Islands (“Parent”); (c) Timely Merit Limited, a company with limited liability incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of Parent (“Merger Sub”); (d) Mr. John C.K. Sham, the chairman and chief executive officer of the Company (“Mr. Sham”); (e) Wing Shing Holdings Company Limited, a British Virgin Islands company, the voting control of which is effectively held by Mr. Sham; (f) Ms. Shun Chi Hui; (g) Ms. Jenny Tsai and (h) Ms. Estee Sham. Mr. Sham, Wing Shing Holdings Company Limited, Ms. Shun Chi Hui, Ms. Jenny Tsai and Ms. Estee Sham are collectively referred to herein as the “Rollover Shareholders.” The Rollover Shareholders, together with Parent and Merger Sub, are collectively referred to in this Transaction Statement as the “Buyer Group.”

This Transaction Statement relates to the agreement and plan of merger, dated as of December 4, 2015, by and among Parent, Merger Sub and the Company (the “merger agreement”), pursuant to which Merger Sub was merged with and into the Company with the Company continuing as the surviving company (the “merger”).

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

All information contained in this Final Amendment concerning each Filing Person has been supplied by such Filing Person.

Item 15 Additional Information

Item 15(c) is hereby amended and supplemented as follows

On March 17, 2016, at 10:30 am (Hong Kong time), an extraordinary general meeting of shareholders of the Company was held at 12/F., Kin Teck Industrial Building, 26 Wong Chuk Hang Road, Aberdeen, Hong Kong. At the extraordinary general meeting, the shareholders of the Company voted to authorize and approve the merger agreement, the articles of merger and plan of merger (together, the “plan of merger”) required to be filed with the Registrar of Corporate Affairs of the British Virgin Islands as provided in Section 171(2) of the BVI Business Companies Act, 2004, of the British Virgin Islands, as amended (the “BVI Companies Act”), and the transactions contemplated by the merger agreement, including the merger, and the proposal to authorize the directors of the Company to do all things necessary to give effect to the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger.

On March 21, 2016, the Company and Merger Sub filed the plan of merger with the Registrar of Corporate Affairs of the British Virgin Islands, which was registered by the Registrar of Corporate Affairs of the British Virgin Islands as of March 21, 2016, pursuant to which the merger became effective on March 21, 2016. As a result of the merger, the Company ceased to be a publicly traded company and became a wholly owned subsidiary of Parent.

At the effective time of the merger, each outstanding Share other than (a) the Shares beneficially owned by the Rollover Shareholders and (b) the Shares held by the Company or any of its subsidiaries (if any) ((a) and (b) collectively, the “Excluded Shares”), was cancelled in exchange for the right to receive $8.85 per Share in cash without interest. The Excluded Shares were automatically cancelled for no consideration at the effective time of the merger. The Company did not receive any notice of objection from any shareholder prior to the vote to approve the merger at the extraordinary general meeting, which is required for exercising any dissenter rights under the BVI Companies Act.

At the effective time of the merger, each outstanding option to purchase Shares (a “Company Option”) granted under the Company’s Amended and Restated 1997 Stock Option Plan, 1999 Employee Stock Purchase Plan, 2005 Stock Option Plan and 2011 Omnibus Equity Plan (collectively, the “Company Share Plans”), other than the 50,000 Company Options held by Mr. Sham granted under the Company’s 2011 Omnibus Equity Plan that were converted into options to acquire ordinary shares in Parent (the “Rollover Options”), whether or not such Company Option was then exercisable and vested, was cancelled and converted into the right to receive, net of any applicable withholding taxes and as soon as reasonably practicable after the effective time of the merger, cash in an amount equal to the product of (a) the total number of Shares upon exercise of such Company Option immediately prior to the effective time of the merger multiplied by (b) the excess, if any, of $8.85 over the exercise price payable per Share issuable under such Company Option.

As a result of the merger, the Shares ceased trading on the Nasdaq Stock Market LLC (“NASDAQ”) and became eligible for delisting from NASDAQ and termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Exchange Act. On March 21, 2016, Eastern Time, NASDAQ filed a delisting application on Form 25 with the SEC to report that the Company is no longer listed on NASDAQ. The Company intends to file a Certification and Notice of Termination on Form 15 with the SEC in order to deregister the Shares under the Exchange Act and suspend the Company’s reporting obligations under the Exchange Act.

Item 16 Exhibits

(a)-(1)** Proxy Statement of the Company dated February 5, 2016 (the “Proxy Statement”).

(a)-(2)** Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)** Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4) Press Release issued by the Company, dated August 3, 2015, incorporated herein by reference to Exhibit 1 to the Current Report on Form 6-K furnished by the Company to the SEC on August 3, 2015.

(a)-(5) Press Release issued by the Company, dated August 10, 2015, incorporated herein by reference to Exhibit 1 to the Current Report on Form 6-K furnished by the Company to the SEC on August 10, 2015.

(a)-(6) Press Release issued by the Company, dated December 4, 2015, incorporated herein by reference to Exhibit 1 to the Current Report on Form 6-K furnished by the Company to the SEC on December 9, 2015.

(a)-(7) Press Release issued by the Company, dated February 5, 2016, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on February 8, 2016.

(a)-(8) Press Release issued by the Company, dated March 18, 2016, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on March 21, 2016.

(b)-(1) Equity Commitment Letter, dated December 4, 2015, by Mr. Sham in favor of Parent, incorporated herein by reference to Exhibit 7.03 to the Amendment No. 1 to Schedule 13D filed with the SEC on December 14, 2015.

(c)-(1)** Opinion of Houlihan Lokey (China) Limited, dated December 3, 2015, incorporated herein by reference to Annex B to the Proxy Statement.

(c)-(2)* Presentation to the Special Committee of the board of directors prepared by Houlihan Lokey (China) Limited, for discussion with the Special Committee, dated December 1, 2015.

(c)-(3)* Preliminary Discussion Materials prepared by Houlihan Lokey (China) Limited, for discussion with the Special Committee, dated November 19, 2015.

(d)-(1)** Agreement and Plan of Merger, dated as of December 4, 2015, among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A-1 and Annex A-2 to the Proxy Statement.

(d)-(2)** Support Agreement, dated as of December 4, 2015, by and among Parent and the Rollover Shareholders, incorporated herein by reference to Annex E to the Proxy Statement.

(d)-(3)** Guarantee, dated as of December 4, 2015, by Mr. Sham in favor of the Company, incorporated herein by reference to Annex F to the Proxy Statement.

(f)-(1)** Appraisal Rights, incorporated herein by reference to the section entitled “Appraisal Rights” in the Proxy Statement.

(f)-(2)** Section 179 of the BVI Business Companies Act, 2004, as amended, incorporated herein by reference to Annex C to the Proxy Statement.

(g) Not applicable.

* Previously filed on December 23, 2015.

** Previously filed on February 5, 2016.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 22, 2016

GLOBAL-TECH ADVANCED INNOVATIONS INC.

By:	/s/ Barry J. Buttifant
Name:	Barry J. Buttifant
Title:	Chairman of the Special Committee

TIMELY STAR LIMITED

By:	/s/ John C.K. Sham
Name:	John C.K. Sham
Title:	Director

TIMELY MERIT LIMITED

By:	/s/ John C.K. Sham
Name:	John C.K. Sham
Title:	Director

JOHN C.K. SHAM

By:	/s/ John C.K. Sham

Signature Page – Amendment No. 3 to Schedule 13E-3

WING SHING HOLDINGS COMPANY LIMITED

By:	/s/ John C.K. Sham
Name:	John C.K. Sham
Title:	Director

SHUN CHI HUI

By:	/s/ Shun Chi Hui

JENNY TSAI

By:	/s/ Jenny Tsai

ESTEE SHAM

By:	/s/ Estee Sham

Signature Page – Amendment No. 3 to Schedule 13E-3

EXHIBIT INDEX

(a)-(1)** Proxy Statement of the Company dated February 5, 2016 (the “Proxy Statement”).

(a)-(2)** Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)** Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4) Press Release issued by the Company, dated August 3, 2015, incorporated herein by reference to Exhibit 1 to the Current Report on Form 6-K furnished by the Company to the SEC on August 3, 2015.

(a)-(5) Press Release issued by the Company, dated August 10, 2015, incorporated herein by reference to Exhibit 1 to the Current Report on Form 6-K furnished by the Company to the SEC on August 10, 2015.

(a)-(6) Press Release issued by the Company, dated December 4, 2015, incorporated herein by reference to Exhibit 1 to the Current Report on Form 6-K furnished by the Company to the SEC on December 9, 2015.

(a)-(7) Press Release issued by the Company, dated February 5, 2016, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on February 8, 2016.

(a)-(8) Press Release issued by the Company, dated March 18, 2016, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on March 21, 2016.

(b)-(1) Equity Commitment Letter, dated December 4, 2015, by Mr. Sham in favor of Parent, incorporated herein by reference to Exhibit 7.03 to the Amendment No. 1 to Schedule 13D filed with the SEC on December 14, 2015.

(c)-(1)** Opinion of Houlihan Lokey (China) Limited, dated December 3, 2015, incorporated herein by reference to Annex B to the Proxy Statement.

(c)-(2)* Presentation to the Special Committee of the board of directors prepared by Houlihan Lokey (China) Limited, for discussion with the Special Committee, dated December 1, 2015.

(c)-(3)* Preliminary Discussion Materials prepared by Houlihan Lokey (China) Limited, for discussion with the Special Committee, dated November 19, 2015.

(d)-(1)** Agreement and Plan of Merger, dated as of December 4, 2015, among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A-1 and Annex A-2 to the Proxy Statement.

(d)-(2)** Support Agreement, dated as of December 4, 2015, by and among Parent and the Rollover Shareholders, incorporated herein by reference to Annex E to the Proxy Statement.

(d)-(3)** Guarantee, dated as of December 4, 2015, by Mr. Sham in favor of the Company, incorporated herein by reference to Annex F to the Proxy Statement.

(f)-(1)** Appraisal Rights, incorporated herein by reference to the section entitled “Appraisal Rights” in the Proxy Statement.

(f)-(2)** Section 179 of the BVI Business Companies Act, 2004, as amended, incorporated herein by reference to Annex C to the Proxy Statement.

(g) Not applicable.

*	Previously filed on December 23, 2015.

**	Previously filed on February 5, 2016.